Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (262) 879-5013

Jeffrey W. Yabuki, Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

> **Re: Fiserv, Inc.**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 000-14948**

Dear Mr. Yabuki:

We have limited our review of your definitive proxy statement to your executive compensation other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 25

General

1. Please disclose the financial performance-related factors for your 2006 incentive programs and those financial performance goals that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives. Please see Instruction 4 to Item 402(b) of Regulation.

2. You state on page 27 that you engage in comparison of compensation "paid by other companies for similar positions". To the extent you engage in any benchmarking of total compensation, or any material element of compensation, please identify the benchmark, and if applicable, its components (including component companies). See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please add disclosure addressing how you target each element of compensation against the comparator companies. Specify how each element of compensation relates to the data you analyzed from the comparator companies and discuss where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

Determining Compensation, page 25

Management's Role in Determining Compensation, page 26

3. Please clarify whether or not Mr. Yabuki makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Mr. Yabuki attends Compensation Committee meetings or meets with the consultants used by the Committee.

Consultants, page 26

4. With respect to the engagement of compensation consultants, please provide the full disclosure set forth in paragraph (c)(3)(iii) of Item 407 of Regulation S-K. This includes discussion of the material elements of the instructions or directions the Committee gave to Towers Perrin with respect to the performance of its duties under the engagement. In addition, pursuant to Item 407(e)(3)(iii) of Regulation S-K, please provide complete description of the nature and scope of the assignments of the consultant.

Annual Pay-for-Performance, page 27

5. Refer to the disclosure relating to the Compensation Committee's application of an "equity multiplier" in determining equity awards. Without further insight into what the multiplier means, how you determine it, and how it impacts equity awards, your disclosure in this regard is technical and provides little insight into how you determined actual incentive payouts. Please present this type of information and the concept behind equity multipliers in a manner that provides specific context to the relevant compensatory award.

Analysis of Named Executive Officer Compensation, page 31

6. The disclosure in this section consists of a line-item type recitation of the information contained in the tabular presentations and a cursory identification of the amount of cash incentive awards and the percentage of these awards vis-à-vis salary. Please provide a complete analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. To the extent you base compensation-related decisions on achievement of business objectives, individual performance, or other internal and external factors, please provide clear disclosure of the manner in which the Committee considered these factors when approving specific pieces of each named executive officers' compensation package. In addition, please disclose the reasons why the Committee believes that the amounts you paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Ensure that your Compensation Discussion and Analysis explains and places in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

Potential Payments Upon Termination or Change in Control, page 46

7. Please explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits

under the arrangements relating to termination and change in control. Also, discuss the rationale for decisions made in connection with these arrangements and how they fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

8. The disclosure in this section is dense, difficult to understand, and comprises a disproportionate amount of disclosure when compared to the rest of the information you provided under Item 402 of Regulation S-K. In addition, you rely too heavily on the use of defined terms as a primary means of explaining the information and your use of extensive footnoting to the various tables significantly impairs the readability of your disclosure. Please distill this information into concise disclosure of the material concepts and potential payouts that underlie these types of agreements and present your disclosure in a fashion that is readily understandable and that fits within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732A.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor